UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TriNet Group, Inc.
(Name of Subject Company (Issuer))

TriNet Group, Inc.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.000025 per share
(Title of Class of Securities)

896288107
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Samantha Wellington
Senior Vice President, Chief Legal Officer and Secretary
TriNet Group, Inc.
One Park Place
Suite 600
Dublin, California 94568
(510) 352-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Sarah K. Solum
Freshfields Bruckhaus Deringer US LLP
2710 Sand Hill Road
Menlo Park, California 94025
(650) 618-9250

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable.
Date Filed:	Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by TriNet Group, Inc., a Delaware corporation (“TriNet” or the “Company”), on February 17, 2022 (together with any amendments or supplements thereto, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to $300,000,000 in value of shares of its issued and outstanding common stock, par value $0.000025 per share (the “shares”), at a price not less than $83.00 per share and not more than $97.00 per share, less any applicable withholding taxes and without interest.

The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented constitute the “Tender Offer”).

This Amendment No. 1 is being filed to supplement the Schedule TO in connection with the announcement of (i) the preliminary results of the Tender Offer, which expired at 12:00 midnight, New York City time, at the end of the day on March 17, 2022 (the “Expiration Date”), and (ii) the determination of a committee authorized by the Board of Directors of the Company that it is advisable to proceed with the Tender Offer despite a decrease of more than 10% in the NASDAQ Composite Index, measured from the close of trading on February 16, 2022, the last trading day prior to the commencement of the tender offer (the “Market Change Condition”). In doing so, the Company declined to exercise its option to terminate the Tender Offer by waiving the Market Change Condition prior to the Expiration Date.

Except as amended hereby to the extent specifically provided herein, all terms of the Tender Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference.

Items 1 through 10.

Amendment to the Offer to Purchase, the Letter of Transmittal, and Other Exhibits to the Schedule TO

The condition set forth below and contained in Section 7(4)—“Conditions of the Tender Offer” of the Offer to Purchase was triggered. On March 17, 2022, prior to the expiration of the Tender Offer at 12:00 midnight, New York City time, at the end of the day on March 17, 2022, a committee authorized by the Board of Directors of the Company determined to waive the following condition:

•	a decrease of more than 10% on the NASDAQ Composite Index measured from the close of trading on February 16, 2022.

In connection with the waiver of this condition, the fifth bullet on page 3 of the “Summary Term Sheet” in the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

•	no decline shall have occurred in the market price for our shares or in the Dow Jones Industrial Average, New York Stock Exchange Index or the Standard and Poor’s 500 Composite Index by more than 10% from the close of business on February 16, 2022, the last full trading day prior to the commencement of the tender offer;

In addition, Section 7(4)—“Conditions of the Tender Offer” of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

•	there shall have been a decrease of more than 10% in the market price for the Company’s shares or in the Dow Jones Industrial Average, the New York Stock Exchange Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on February 16, 2022;

Item 11.	ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented as follows:

On March 18, 2022, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 12:00 midnight, New York City time, at the end of the day on March 17, 2022. A copy of such press release is filed as Exhibit (a)(5)(ii) to this Amendment No. 1 and is incorporated herein by reference.

Item 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii)*	Press release announcing preliminary results of the tender offer, dated March 18, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2022

TRINET GROUP, INC.

	By:	/s/ Burton M. Goldfield
Name: Burton M. Goldfield
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)**	Offer to Purchase, dated February 17, 2022.
(a)(1)(ii)**	Form of Letter of Transmittal.
(a)(1)(iii)**	Notice of Guaranteed Delivery.
(a)(1)(iv)**	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated February 17, 2022.
(a)(1)(v)**	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated February 17, 2022.
(a)(1)(vi)**	Summary Advertisement, dated February 17, 2022.
(a)(1)(vii)**	Form of Instruction Letter for participants in the TriNet Group, Inc. 2014 Employee Stock Purchase Plan.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)**	Press release announcing the tender offer, dated February 17, 2022.
(a)(5)(ii)*	Press release announcing preliminary results of the tender offer, dated March 18, 2022.
(b)	Not applicable.
(d)(i)	Registration Rights Agreement, by and between TriNet Group, Inc. and AGI-T, L.P., dated as of February 1, 2017 (filed as Exhibit 4.1 to the Registrant’s 8-K filed on February 2, 2017 (File No. 001-36373) and incorporated herein by reference).
(d)(ii)	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.2 to the Registrant’s 10-K filed on February 13, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(iii)	Indenture, dated February 26, 2021, among the Company, the guarantors listed therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(iv)	Form of 3.500% Senior Notes due 2029 (included in exhibit (d)(i)) (filed as Exhibit 4.2 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(v)	Credit Agreement dated as of February 26, 2021, among TriNet USA, Inc. as Holdings, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(vi)	Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.3 to the Registrant’s S-1/A filed on March 14, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(vii)	Form of Option Agreement and Option Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.4 to the Registrant’s S-1/A filed on March 4, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(viii)	Form of Restricted Stock Unit Agreement and Restricted Stock Unit Award Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.6 to the Registrant’s S-1/A filed on March 4, 2014 (File No. 333-192465) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(d)(ix)	Form of Restricted Stock Unit Award Agreement and Restricted Stock Unit Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(x)	Form of Performance-Based Restricted Stock Unit Award Agreement and Performance-Based Restricted Stock Unit Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.2 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(xi)	Form of Restricted Stock Award Agreement and Restricted Stock Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.3 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(xii)	Form of Performance-Based Restricted Stock Award Agreement and Performance-Based Restricted Stock Grant Notice under the 2009 Equity Incentive Plan, as amended through February 20, 2014 (filed as Exhibit 10.4 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(xiii)	Form of Restricted Stock Unit Award Agreement and Restricted Stock Unit Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.2 to the Registrant’s 10-Q filed on April 29, 2019 (File No. 001-36373) and incorporated herein by reference).
(d)(xiv)	TriNet Group, Inc. 2019 Equity Incentive Plan (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on July 25, 2019 (File No. 001-36373) and incorporated herein by reference).
(d)(xv)	Form of Non-Employee Director Restricted Stock Unit Grant Notice and Non-Employee Director Restricted Stock Unit Award Agreement under the TriNet Group, Inc. 2019 Equity Incentive Plan effective as of January 15, 2020 (filed as Exhibit 10.4 to the Registrant’s 10-Q filed on April 28, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(xvi)	Form of Restricted Stock Unit Grant Notice under the TriNet Group, Inc. 2019 Equity Incentive Plan effective as of March 4, 2021 (filed as Exhibit 10.4 to the Registrant’s 10-Q filed on April 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(xvii)	Form of Performance-Based Restricted Stock Unit Grant Notice and Performance-Based Restricted Stock Unit Award Agreement under the TriNet Group, Inc. 2019 Equity Incentive Plan effective as of March 4, 2020 (filed as Exhibit 10.5 to the Registrant’s 10-Q filed on April 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(xviii)	2014 Employee Stock Purchase Plan (filed as Exhibit 10.7 to the Registrant’s S-1/A filed on March 14, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(xix)	2015 Executive Bonus Plan (filed with the Registrant’s 8-K filed on March 11, 2015 (File No. 001-36373) and incorporated herein by reference).
(d)(xx)	Amended and Restated Non-Employee Director Compensation Policy (filed as Exhibit 10.17 to the Registrant’s 10-K filed on February 14, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xxi)	TriNet Group, Inc. Severance Benefit Plan (filed as Exhibit 10.10 to the Registrant’s 10-K filed on April 1, 2016 (File No. 001-36373) and incorporated herein by reference).
(d)(xxii)	TriNet Group, Inc. Amended and Restated Executive Severance Benefit Plan (filed as Exhibit 10.1 to the Registrant’s 8-K filed on May 23, 2017 (File No. 001-36373) and incorporated herein by reference).
(d)(xxiii)	TriNet Group Inc. Amended and Restated Executive Severance Benefit Plan (filed as Exhibit 10.5 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(xxiv)	Form of Indemnification Agreement made by and between TriNet Group, Inc. and each of its directors and executive officers (filed as Exhibit 10.8 to the Registrant’s S-1/A filed on March 4, 2014 (File No. 333-192465) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(d)(xxv)	Employment Agreement, dated November 9, 2009, between Burton M. Goldfield and TriNet Group, Inc (filed as Exhibit 10.9 to the Registrant’s S-1/A filed on 10.9 (File No. 333-192465) and incorporated herein by reference).
(d)(xxvi)	Second Amended and Restated Employment Agreement, dated December 31, 2016, between Edward Griese and TriNet Group, Inc (filed as Exhibit 10.2 to the Registrant’s 10-Q filed on August 1, 2017 (File No. 001-36373) and incorporated herein by reference).
(d)(xxvii)	Separation Agreement between Edward Griese and TriNet Group, Inc. dated December 31, 2021 (filed as Exhibit 10.20 to the Registrant’s 10-K filed on February 14, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xxviii)	Employment Agreement, dated November 19, 2018, between Samantha Wellington and TriNet Group, Inc (filed as Exhibit 10.22 to the Registrant’s 10-K filed on November 19, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(xxix)	Second Amended and Restated Employment Agreement, dated July 25, 2020, between TriNet USA, Inc. and Olivier Kohler (filed as Exhibit 10.2 to the Registrant’s 8-K filed on November 19, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(xxx)	Employment Agreement dated August 13, 2020, between TriNet Group, Inc. and Kelly Lee Tuminelli (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on October 26, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(xxxi)	Stockholder Agreement, by and between TriNet Group, Inc. and AGI-T, L.P., dated as of December 21, 2016 (filed as Exhibit 10.1 to the Registrant’s 8-K filed on December 22, 2016 (File No. 001-36373) and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

* Filed herewith

** Previously filed